Mail Stop 6010

December 16, 2008

Mr. Michael G. Acton
Chief Financial Officer
Volu-Sol Reagents Corporation
5095 West 2100 South
West Valley City, Utah 84120

> **Re: Volu-Sol Reagents Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 1, 2008**
> **File No. 333-153731**

Dear Mr. Acton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Risk Factors, page 5

"We are highly dependent on our executive officers and certain of its scientific . . ."

1. We note that your response to comment 14 indicates that you have deleted this risk factor based upon the diminishing significance of your medical stain and solutions business and your transition to PERS products. However, this risk factor still appears material given that your current revenue is derived from sales of your stains, solutions, and related equipment. In light of your dependence on this line of business until the sale of your PERS products

generates revenue, please reinstate the risk factor, identify the employees to which you are referring, and disclose whether you have entered into any employment agreements with these individuals, as requested in our previous comment.

"We have no dividend history and have no intention to pay dividends…", page 8

2. We note your response to comment 8. As requested in our initial comment, please revise your risk factor to indicate that readers should not rely on investment in your common stock for dividend income and that any income would only come from a rise in the market price of your stock, which is uncertain and unpredictable.

The Distribution, page 9

Tax Consequences of the Distribution, page 11

3. We note your response to comment 18. Please provide additional description in relation to how RemoteMDx will calculate the fair market value of Volu-Sol's stock for purposes of determining the value of the distribution to shareholders. Specifically, please identify the "other factors" that may be included in RemoteMDx's valuation process in addition to recent sales of your common stock.

Business, page 14

Research and Development, page 20

4. We note that you have entered into a contract with VPI in relation to the development of a WiVo watch, cell phone charging cradle, and WiVo bluetooth speakerphone. To the extent that VPI is the only company with which you have partnered in relation to the development of your PERS products, please revise your disclosure to identify VPI as the only strategic partner with which you are currently collaborating.

    In addition, please provide a description of the material terms of your agreement with VPI, including any payments made to date, termination provisions, and cost estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

5. We note that in the fiscal year ended September 30, 2008 you had an increase in consulting expense resulting from payments made to consultants for market, sales, and marketing research. If the two consultants you are referring to, aside from ADP Management, are affiliates of your company, please identify these entities in your filing, file any consulting agreements and provide the information required by Item 404(d) of Regulation S-K. In addition, please elaborate on the specific services that all three of these entities provided.

Certain Relationships and Related Transactions and Director Independence, page 34

Transactions with Related Parties, page 34

6. We note that on pages 26 and 41 you disclose payment of a $200,000 fee and the issuance of 2,135,417 shares (and $2,098,333) to ADP Management and other entities in exchange for services rendered. Please provide the disclosure required under Item 404(d) of Regulation S-K for this transaction.

    In addition, please provide the disclosure required by Item 404(d) of Regulation S-K in relation to the labor and management services provided by RemoteMDx as included in the $402,163 of expenses you list on page 27.

    Please file any written agreements relating to these transactions as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

                              *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bryan Pitko at (202) 551-3203 with any questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

CC: Kevin R. Pinegar, Esq.
      C. Parkinson Lloyd, Esq.
      Durham Jones & Pinegar, P.C.
      111 East Broadway, 9th Floor
      Salt Lake City, Utah 84111